SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.     Agenda Annual Meeting of Daimler AG on April 8, 2009

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in this Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DAIMLER

Agenda

Annual Meeting of Daimler AG
on April 8, 2009

Key figures

Daimler Group

Amounts in millions of €	2008	2007	2006	08/07
				Change in %

Revenue	95,873	99,399	99,222	-4	(1)
Western Europe	45,916	49,289	46,999	-7
thereof Germany	21,817	22,582	21,652	-3
NAFTA	21,139	23,499	27,857	-10
thereof United States	17,922	20,270	24,943	-12
Other markets	28,818	26,611	24,366	+8
Employees (Dec. 31)	273,216	272,382	274,024	+0
Investment in property, plant and equipment	3,559	2,927	3,005	+22
Research and development expenditure	4,442	4,148	3,733	+7
thereof capitalized	1,387	990	715	+40
Cash provided by operating activities (including discontinued operations)	3,205	13,088	14,337	-76
EBIT	2,730	8,710	4,992	-69
Value added
(including discontinued operations)	(1,147)	1,380	631	.
Net profit	1,414	3,985	3,783	-65
Net profit from continuing operations	1,704	4,855	3,166	-65
Earnings per share (in €)	1.41	3.83	3.66	-63
Earnings per share, continuing operations (in €)	1.71	4.67	3.06	-63
Total dividend	556	1,928	1,542	-71
Dividend per share (in €)	0.60	2.00	1.50	-70

(1) Adjusted for the effects of currency translation and changes in the consolidated group, decrease in revenue of 1%.

We herewith invite our shareholders to attend the Annual Meeting of the Shareholders of Daimler AG on Wednesday, April 8, 2009, at 10:00 a.m. CEST, at the Berlin Trade Fair Center (Messe Berlin), Special Entrance corner of Masurenallee and Messedamm, 14055 Berlin, Germany.

The invitation and the agenda were published in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) on February 27, 2009.

On request, this invitation and the agenda of the Annual Meeting will be provided to you in German, without delay and free of charge.

Contents

1.	Presentation of the adopted Company statements, the approved consolidated financial statements, and the management reports for Daimler AG and the Group for the 2008 financial year, the report of the Supervisory Board and the explanatory report of the Board of Management providing details on takeover provisions as required by Section 289, Subsection 4 and Section 315, Subsection 4 of the German Commercial Code (Handelsgesetzbuch)	5

2.	Resolution on the allocation of unappropriated profit	5

3.	Resolution on ratification of Board of Management members’ actions in the 2008 financial year	5

4.	Resolution on ratification of Supervisory Board members’ actions in the 2008 financial year	5

5.	Resolution on the appointment of auditors for the Company and for the Group for the 2009 financial year	5

6.	Resolution on authorization for the Company to acquire its own shares and on their utilization, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company	5

7.	Resolution on authorization to use derivative financial instruments in the context of acquiring own shares, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company	8

8.	Resolution on the election of new members of the Supervisory Board	9

9.	Resolution on the approval of an enterprise agreement	10

10.	Resolution on changing the period of notice for registering to attend the Shareholders’ Meetings and amendment to the Articles of Incorporation	11

11.	Resolution on the cancellation of Approved/Authorized Capital I and Approved/Authorized Capital II (Genehmigtes Kapital I und Genehmigtes Kapital II), the creation of a new Approved Capital 2009 (Genehmigtes Kapital 2009) and a related amendment to the Articles of Incorporation	11

Reports to the Annual Meeting		14

Conditions for attending the Annual Meeting and for the exercise of voting rights as well as information on shareholders’ rights		20

Details pursuant to Section 128, Subsection 2 of the German Stock Corporation Act		21

Internet | Information | Addresses		22

Financial Calendar 2009		23

Agenda*

1.   Presentation of the adopted Company statements, the approved consolidated financial statements, and the management reports for Daimler AG and the Group for the 2008 financial year, the report of the Supervisory Board and the explanatory report of the Board of Management providing details on takeover provisions as required by Section 289, Subsection 4 and Section 315, Subsection 4 of the German Commercial Code (Handelsgesetzbuch)

The aforementioned documents can be examined on the Internet at www.daimler.com/ir/am2009.

2.   Resolution on the allocation of unappropriated profit

The Board of Management and the Supervisory Board recommend that the unappropriated profit of €556,464,360.60 be allocated as follows:

Dividend distribution of €0.60 for each share entitled to dividends	€556,464,360.60

Transfer to retained earnings	-

Profit carried forward	-

Unappropriated profit	€556,464,360.60

The dividend will be paid out on April 9, 2009.

Shares held by the Company are not entitled to a dividend. By the date of the Annual Meeting, the number of shares entitled to a dividend may be reduced. If this occurs, the proposed resolution will be amended so that to the extent that on the day of the Annual Meeting the number of shares entitled to a dividend is lower than assumed in the aforementioned proposed resolution, the amount of the dividend distribution is reduced accordingly and the difference is carried forward to new account.

3.   Resolution on ratification of Board of Management members’ actions in the 2008 financial year

The Board of Management and the Supervisory Board recommend that the actions of the Board of Management members who were in office in financial year 2008 be ratified for that period.

4.   Resolution on ratification of Supervisory Board members’ actions in the 2008 financial year

The Board of Management and the Supervisory Board recommend that the actions of the Supervisory Board members who were in office in financial year 2008 be ratified for that period.

5.   Resolution on the appointment of auditors for the Company and for the Group for the 2009 financial year

The Supervisory Board recommends that KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), Berlin, be appointed as auditors to audit the year-end financial statements for the Company and the Group and to review the interim financial statements for the 2009 financial year.

6.   Resolution on authorization for the Company to acquire its own shares and on their utilization, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company

As the authorization issued by the last Annual Meeting allowing the Company to acquire its own shares (treasury shares) will expire in the course of this financial year, that authorization insofar as it has not been utilized shall be terminated and the Board of Management shall be granted new authorization to acquire the Company’s own shares.

* Convenience translation. The German text is legally binding.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)   General conditions

The Company is authorized to acquire shares in a volume of up to ten percent of the share capital existing at the time of the resolution by the Annual Meeting.

The authorization may be exercised wholly or in installments, once or several times, for one or several purposes within the framework of the aforementioned restrictions. The acquired shares together with other treasury shares owned by the Company or to be allocated to the Company pursuant to Sections 71a et seq. of the German Stock Corporation Act (Aktiengesetz) may at no time account for more than ten percent of the share capital.

The authorization takes effect as of April 9, 2009 and remains in force until October 8, 2010. The authorization to acquire treasury shares decided upon by the Annual Meeting of April 9, 2008 ends when this new authorization comes into force.

b)   Purpose of acquisition

The Company shall be authorized to acquire shares in the Company for all legally permissible purposes and in particular

•      to be able to offer shares in the Company to third parties in the context of business combinations with other companies or in the context of acquiring companies or equity interests in companies or

•      to offer such shares for subscription to members of the Board of Management of the Company, members of the management of subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) and other management staff of the Company and its subsidiaries (hereinafter collectively referred to as: “Management”) in the context of the Stock Option Plan approved at the Annual Meeting on April 19, 2000 under Agenda Item 8 or

•      to offer them as employee shares to employees of the Company and its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending or

•      to cancel such shares, either with or without a reduction in the share capital, without needing an additional resolution of a Shareholders’ Meeting.

c)   Acquisition conditions

The acquisition shall take place through the stock exchange or through a public offering made to all shareholders of the Company.

•      If the acquisition of the shares takes place via the stock exchange, the amount paid by the Company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than five percent and may not be more than five percent lower than that price.

•      If the acquisition takes place through a public offering to all shareholders of the Company, the offered purchase price or the prescribed limits of the offered purchase price range per share (excluding transaction costs) may not exceed the average price determined at the close of Xetra trading (or the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the last three days of trading before the day of publication of the offering by more than ten percent and may not be more than ten percent lower than that price. If, after the publication of a purchase offer, there are significant deviations from the relevant share price, the offer may be adjusted. In this case, the average share price on the three days of trading preceding the publication of any such adjustment is to be applied. The purchase offer can include additional conditions. The volume of the offer may be limited. If the entire subscription of the offer exceeds this volume, shareholders’ rights to sell shares to the Company can be restricted in that offers to sell are accepted for a number of shares in proportion to the number offered. The preferential acceptance of a lower number of up to 100 of the Company’s shares offered for purchase per shareholder of the Company can be stipulated.

d)   Use of the shares - acquisition of companies

The Board of Management is authorized to offer Company shares acquired as a result of the aforementioned authorization to third parties in the context of business combinations or of acquiring companies or equity interests in companies.

e)   Use of the shares - stock option plan

The Board of Management is authorized to use Company shares acquired as a result of the aforementioned authorization to fulfill the subscription rights granted to Management in the context of the Stock Option Plan approved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000. The decision on the extent to which such shares are to be transferred to members of the Board of Management is to be made by the Supervisory Board of the Company. The key points of the stock option plan were approved by the Annual Meeting on April 19, 2000. They can be seen in the Commercial Register of the Stuttgart District Court as an integral part of the notarized minutes of that Annual Meeting of April 19, 2000. They can also be seen on the Internet at http://www.daimler.com/ir/am2009.

f)   Use of the shares - employee shares

The Board of Management is authorized to issue Company shares acquired as a result of the aforementioned authorization to employees of the Company and its subsidiaries pursuant to Sections 15 et seq. of the German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending.

g)   Use of the shares - cancellation

The Board of Management is authorized to cancel Company shares acquired as a result of the aforementioned authorization without the cancellation or execution thereof requiring an additional resolution by a Shareholders’ Meeting. The Board of Management can resolve that the share capital is reduced by the cancellation or that it remains the same despite a cancellation of shares so that the other shares’ proportion of the share capital as defined by Section 8, Subsection 3 of the German Stock Corporation Act (Aktiengesetz) increases accordingly. In this case, the Board of Management is authorized to amend the stated number of shares in the Articles of Incorporation.

h)   Use of the shares - issue conditions

The authorizations described under points d), e), f), and g) above may be exercised once or several times, individually or together, completely or relating to partial volumes of the acquired treasury shares. The price at which shares in the Company are issued to third parties pursuant to the authorization in d) may not be more than five percent lower (excluding transaction costs) than the opening price in Xetra trading (or the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the binding agreement with the third party.

i)   Exclusion of subscription rights

Shareholders’ rights to subscribe to the Company’s treasury shares are excluded if these shares are used as specified in the aforementioned authorizations in points d), e) and f).

7.   Resolution on authorization to use derivative financial instruments in the context of acquiring own shares, as well as on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company

In addition to the authorization to acquire the Company’s own shares described under Item 6 of the Agenda, the Company shall be authorized to acquire its own shares also with the use of put options or call options or a combination of the two (hereinafter referred to as “derivatives”).

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)   General conditions

In addition to the authorization to acquire the Company’s own shares to be decided upon under Item 6 of the Agenda, in accordance with Section 71, Subsection 1, No. 8 of the German Stock Corporation Act (Aktiengesetz), the acquisition of treasury shares, as well as by the ways described there may also be effected with the use of derivative financial instruments. The Board of Management is authorized to sell options that oblige the Company to acquire shares in the Company upon exercise of the option (“put options”); to acquire options that give the Company the right to acquire shares in the Company upon exercise of the option (“call options”); and to acquire shares in the Company with the use of a combination of put options and call options.

The use of derivatives in the context of acquiring treasury shares requires the approval of the Supervisory Board. This can be granted generally, relating to a certain period, or for a certain volume.

All share acquisitions with the use of derivates are restricted to shares in a maximum volume of five percent of the share capital at the time when the resolution is made by the Annual Meeting.

The term of the options must end at the latest on October 8, 2010.

b)   Acquisition conditions

The option conditions must ensure that the options are only honored with shares that were acquired under observance of the principle of equal treatment. The price paid for options by the Company may not be substantially above the theoretical market value of the respective options and the price received for the options by the Company may not be substantially below that price, calculated using recognized financial mathematical methods, whereby, amongst other things, the agreed exercise price is to be taken into consideration.

The price to be paid for shares upon exercise of the options may not exceed the average price determined at the close of Xetra trading (or at the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the last three days of trading before the conclusion of the respective option transaction by more than ten percent and may not be more than ten percent lower than that price (in each case excluding transaction costs, but taking into consideration the option premium received or paid).

c)   Use of the shares

The regulations stated under Item 6 of the Agenda also apply to the utilization of treasury shares acquired with the use of derivatives.

d)   Exclusion of shareholders’ subscription rights and rights to sell shares to the Company

If treasury shares are acquired with the use of derivatives and under observance of the aforementioned regulations, the shareholders’ right to conclude such option transactions with the Company is excluded analogously to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz). The shareholders do not have the right to conclude option transactions when the intended acquisition of treasury shares with the use of derivatives is for a preferred offer to conclude option transactions related to small numbers of shares. Shareholders have the right to sell shares to the Company only to the extent that the Company is obliged to purchase their shares in the context of the option transactions. Any further-going rights to sell shares are excluded.

8.   Resolution on the election of new members of the Supervisory Board

At the close of the Annual Meeting of the Shareholders on April 8, 2009, the period of office ends of Mr. William A. Owens, Dr. Manfred Schneider, Mr. Bernhard Walter, Mr. Lynton R. Wilson and Dr. Mark Wössner as members of the Supervisory Board representing the shareholders.

Pursuant to Section 96, Subsection 1 and Section 101, Subsection 1 of the German Stock Corporation Act (Aktiengesetz) and Section 7, Subsection 1, Sentence 1, No. 3 of the German Codetermination Act (Mitbestimmungsgesetz), the Supervisory Board comprises ten members representing the shareholders and ten members representing the employees.

When electing the members of the Supervisory Board representing the shareholders, the Annual Meeting is not bound by election proposals.

The following election proposals are based on the recommendation of the Nomination Committee of the Supervisory Board of the Company. That recommendation has been made in line with the requirements of German Corporate Governance Code.

The Supervisory Board proposes the election of

Gerard Kleisterlee,

President and Chief Executive Officer of Royal Philips Electronics,

Eindhofen/Netherlands

Dr. Manfred Schneider,

Chairman of the Supervisory Board of Bayer AG,

Leverkusen

Lloyd G. Trotter,

former Vice Chairman of General Electric and President & Chief Executive Officer of the General Electric Group’s Industrial Division,

Farmington, Connecticut/USA

Bernhard Walter,

former Spokesman of the Board of Management of Dresdner Bank AG,
Frankfurt am Main

and

Lynton R. Wilson,

former Chairman of the Board of Bell Canada Enterprises Inc.,
Toronto/Canada

as members of the Supervisory Board representing the shareholders effective as of the end of this Annual Meeting, Mr. Kleisterlee, Mr. Trotter and Mr. Walter for the period until the end of the Annual Meeting that passes a resolution on the ratification of the actions of the Boards for the 2013 financial year, and Dr. Schneider and Mr. Wilson for the period until the end of the Annual Meeting that passes a resolution on the ratification of the actions of the Boards for the 2010 financial year.

It is intended to elect the members of the Supervisory Board on an individual basis.

Gerard Kleisterlee is a member of the supervisory board required by law or of a comparable supervisory body of the following domestic or foreign companies:

De Nederlandsche Bank NV

Dr. Manfred Schneider is a member of the supervisory board required by law or of a comparable supervisory body of the following domestic or foreign companies:

Bayer AG (Chairman)

Linde AG (Chairman)

RWE AG

TUI AG

Lloyd G. Trotter is a member of the supervisory board required by law or of a comparable supervisory body of the following domestic or foreign companies:

PepsiCo Inc.

Textron Inc.

Bernhard Walter is a member of the supervisory board required by law or of a comparable supervisory body of the following domestic or foreign companies:

Bilfinger Berger AG (Chairman)

Deutsche Telekom AG

Henkel AG & Co. KGaA

Hypo Real Estate Holding AG

(since November 17, 2008)

Lynton R. Wilson is a member of the supervisory board required by law or of a comparable supervisory body of the following domestic or foreign companies:

CAE Inc. (Chairman)

9.   Resolution on the approval of an enterprise agreement

Daimler AG, the sole shareholder of EvoBus GmbH, domiciled in Stuttgart, entered into a control and profit-transfer agreement with EvoBus GmbH (hereinafter referred to as “EvoBus”) on December 15, 2008/January 21, 2009. The agreement has the following main contents:

•      The management of EvoBus is controlled by Daimler AG.

•      EvoBus is obliged to transfer its entire profits to Daimler AG for the period of the agreement pursuant to Section 301 as amended of the German Stock Corporation Act (Aktiengesetz).

•      Daimler AG is obliged to take over any losses of EvoBus pursuant to Section 302 as amended of the German Stock Corporation Act (Aktiengesetz).

•      With the consent of Daimler AG, EvoBus can transfer amounts from its annual surplus into its retained earnings (Section 272, Subsection 3 of the German Commercial Code (HGB)), provided that this is in conformance with commercial law and is financially justified according to a reasonable commercial assessment. The formation of such reserves must not jeopardize the recognition of the agreement for tax purposes.

•      If required by Daimler AG, any free reserves (other reserves pursuant to Section 272, Subsection 3 of the German Commercial Code (HGB) and capital reserves from additional paid-in capital pursuant to Section 272, Subsection 2, No. 4 of the German Commercial Code (HGB) formed during the period of the agreement are to be released and applied to compensate for any annual loss or are to be transferred as profit. The transfer of amounts from the release of retained earnings and capital reserves pursuant to Section 272, Subsection 2, No. 1 and No. 4 of the German Commercial Code (HGB) that were formed before the beginning of the agreement is excluded.

•      As there are no other shareholders of EvoBus GmbH, Daimler AG does not have to make any compensation payments pursuant to Section 304 of the German Stock Corporation Act (Aktiengesetz) and does not have to make any consideration payments pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz).

•      The agreement becomes effective as soon as it is entered in the Commercial Register of EvoBus. It is valid - with the exception of Daimler AG’s authority to give instructions - retroactively as of January 1 of the year in which it is entered in the Commercial Register, probably January 1, 2009, and has been concluded for an indefinite term. Its minimum term is five years. It cannot be terminated with earlier effect than as of December 31, 2013. After that date, it can be terminated with effect as of the end of each following calendar year. Notice of termination must be given six weeks in advance. The right to terminate for an important reason without giving notice remains unaffected. An important reason is deemed above all to be the sale of all shares of EvoBus or a majority of the shares of EvoBus.

The Board of Management and the Supervisory Board propose that the conclusion of the control and profit transfer agreement between Daimler AG and EvoBus GmbH be approved.

10. Resolution on changing the period of notice for registering to attend the Shareholders’ Meetings and amendment to the Articles of Incorporation

The draft bill for the Act on the German Implementation of the Shareholders’ Rights Guideline (ARUG), which is to come into effect in 2009, revises the calculation of periods of notice and deadlines in connection with calling the Shareholders’ Meeting. One of the main points of the new regulation is that if the end of a term falls on a Saturday, Sunday or public holiday, it may not be transferred to a preceding or following workday. In addition, the draft bill for ARUG makes it clear that neither the day of the Shareholders’ Meeting nor the last day for required action is to be included in the calculation of the periods of notice and deadlines pursuant to Sections 121 et seq. of the German Stock Corporation Act (Aktiengesetz). In order to guarantee correct procedure also in the future with a view to the large number of registrations to attend the Shareholders’ Meeting of Daimler AG, the Board of Management and the Supervisory Board submit the following resolution for adoption:

a)     Amendment to the Articles of Incorporation

In Section V. (The Shareholders’ Meeting), Article 16, Paragraph 1 of the Articles of Incorporation is amended as follows and newly worded:

“Article 16 Requirements for Attendance and Exercise of Voting Rights

(1) Those shareholders who are registered in the share register on the day of the Shareholders’ Meeting and who have notified the Company at the address stated for this purpose in the invitation no later than four calendar days before the Shareholders’ Meeting shall be entitled to attend the Shareholders’ Meeting and to exercise their voting rights. For calculating the period of notice, neither the day of receiving the notification nor the day of the Shareholders’ Meeting are to be counted.

b)     Filing with the Commercial Register

The Board of Management is instructed to file the above resolution on the amendment to Article 16, Paragraph 1 of the Articles of Incorporation with the Commercial Register only in case and no sooner than after the corresponding new legislation of the German Implementation of the Shareholders’ Rights Guideline (ARUG) has taken effect.

11. Resolution on the cancellation of Approved/Authorized Capital I and Approved/Authorized Capital II (Genehmigtes Kapital I und Genehmigtes Kapital II), the creation of a new Approved Capital 2009 (Genehmigtes Kapital 2009) and a related amendment to the Articles of Incorporation

Article 3, Paragraph 2 of the Company’s Articles of Incorporation authorizes the Board of Management with the consent of the Supervisory Board to increase the Company’s share capital in the period until April 8, 2013 by a total of €500,000,000.00 (Approved/Authorized Capital I) and Article 3, Paragraph 3 allows for another increase in the same amount, also until April 8, 2013 (Approved/Authorized Capital II), whereby in both cases, the Board of Management is authorized with the consent of the Supervisory Board to exclude shareholders’ statutory subscription rights in certain cases described in the authorization. Approved/Authorized Capital I can only be utilized in exchange for cash contributions and Approved/Authorized Capital II can only be utilized in exchange for non-cash contributions. In light of current uncertainty concerning ongoing economic developments, it is in the interests of the Company that it has the maximum possible flexibility for its corporate financing. Therefore, the existing separation between an approved/authorized capital only utilizable against cash contributions and another approved/authorized capital only utilizable against non-cash contributions is no longer to be maintained. Instead, a new, single Approved Capital 2009 is to be created in an amount of up to €1,000,000,000.00, which can be utilized in exchange for cash or non-cash contributions (Approved Capital 2009). For this purpose, the existing Approved/Authorized Capital I and II are both to be cancelled, to the extent that they have not yet been utilized at the time when the cancellation takes effect. The Company regularly reviews possibilities to strengthen its equity base, quickly and also with the use of approved capital.

It is to be ensured that the cancellation of the remaining Approved/Authorized Capital I and II only take effect when a new Approved Capital 2009 has been created in their place in accordance with the following proposed resolution.

The Board of Management and the Supervisory Board submit the following resolution for adoption:

a)     Cancellation of the existing Approved/Authorized Capital I and the existing Approved/Authorized Capital II

The authorization granted to the Board of Management by the Annual Meeting on April 9, 2008 under Item 10 of the Agenda and limited until April 8, 2013 with the consent of the Supervisory Board to increase the Company’s share capital pursuant to Article 3, Paragraph 2 of the Articles of Incorporation by issuing new, registered no par value shares in exchange for cash contributions in a total amount of up to €500,000,000.00 (Approved/Authorized Capital I) and the authorization granted to the Board of Management by the Annual Meeting on April 9, 2008 under Item 11 of the Agenda and limited until April 8, 2013 with the consent of the Supervisory Board to increase the Company’s share capital pursuant to Article 3, Paragraph 3 of the Articles of Incorporation by issuing new, registered no par value shares in exchange for non-cash contributions in a total amount of up to €500,000,000.00 (Approved/Authorized Capital II) are cancelled at the time when the new Approved Capital 2009 as created by the Shareholders’ Meeting on April 8, 2009 comes into effect and to the extent that they have not yet been utilized at the time when that cancellation takes effect.

b)     Creation of a new Approved Capital 2009

The Board of Management is to be authorized with the consent of the Supervisory Board to increase the Company’s share capital in the period until April 7, 2014 by a total of €1,000,000,000.00, in one lump sum or by separate partial amounts at different times, by issuing new, registered no par value shares in exchange for cash and/or non-cash contributions (Approved Capital 2009). The new shares are generally to be offered to the shareholders for subscription (also in the way of indirect subscription pursuant to Section 186, Subsection 5, Sentence 1 of the German Stock Corporation Act (Aktiengesetz).

The Board of Management is, however, to be authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights in the following cases:

•   to exclude residual or fractional amounts from the right of subscription;

•   in the case of capital increases in exchange for non-cash contributions, for the purpose of the (also indirect) acquisition of companies, parts of companies, participating interests in companies or other assets connected with an intended acquisition;

•   to the extent required in order to grant subscription rights to holders of warrants or holders of convertible bonds or holders of notes with conversion obligations previously issued or to be issued in the future by the Company or its subsidiaries to the extent to which such holders would be entitled upon exercise of their warrants or conversion rights or upon fulfillment of their conversion obligations;

•   in the case of capital increases in exchange for cash contributions, if the issue price of the new shares is not significantly lower than the stock market price and the shares issued with the exclusion of subscription rights pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) do not exceed ten percent of the share capital - neither at the time when this authorization takes effect nor when it is exercised. This limit of ten percent of the Company’s share capital is to include shares (i) issued or sold during the period of this authorization with the exclusion of subscription rights under direct or indirect application of Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) or (ii) issued or to be issued to honor bonds with conversion and/or warrant rights if the bonds are issued with the exclusion of subscription rights after this authorization takes effect pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz).

When utilizing Approved Capital 2009, the Board of Management is to limit the exclusion of shareholders’ subscription rights to a total of 20 percent of the share capital. The total exclusion of subscription rights upon utilization of Approved Capital 2009 may therefore not exceed 20 percent of the issued share capital, neither at the time when the authorization takes effect nor at the time when the authorization is exercised.

The Board of Management is to be authorized with the consent of the Supervisory Board to stipulate the other details of the exercise of capital increases out of Approved Capital 2009.

c)  Amendment to the Articles of Incorporation

Article 3, Paragraph 2 of the Articles of Incorporation is to be amended and reworded as follows:

“(2) The Board of Management is authorized with the consent of the Supervisory Board to increase the Company’s share capital in the period until April 7, 2014 by a total of €1,000,000,000.00, in one lump sum or by separate partial amounts at different times, by issuing new, registered no par value shares in exchange for cash and/or non-cash contributions (Approved Capital 2009). The new shares are generally to be offered to the shareholders for subscription (also in the way of indirect subscription pursuant to Section 186, Subsection 5, Sentence 1 of the German Stock Corporation Act (Aktiengesetz)).

The Board of Management is, however, authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights in the following cases:

•   to exclude residual or fractional amounts from the right of subscription;

•   in the case of capital increases in exchange for non-cash contributions, for the purpose of the (also indirect) acquisition of companies, parts of companies, participating interests in companies or other assets connected with an intended acquisition;

•   to the extent required in order to grant subscription rights to holders of warrants or holders of convertible bonds or holders of notes with conversion obligations previously issued or to be issued in the future by the Company or its subsidiaries to the extent to which such holders would be entitled upon exercise of their warrants or conversion rights or upon fulfillment of their conversion obligations;

•   in the case of capital increases in exchange for cash contributions, if the issue price of the new shares is not significantly lower than the stock market price and the shares issued with the exclusion of subscription rights pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) do not exceed ten percent of the share capital - neither at the time when this authorization takes effect nor when it is exercised. This limit of ten percent of the Company’s share capital is to include shares (i) issued or sold during the period of this authorization with the exclusion of subscription rights under direct or indirect application of Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) or (ii) issued or to be issued to honor bonds with conversion and/or warrant rights if the bonds are issued with the exclusion of subscription rights after this authorization takes effect pursuant to Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz).

The Board of Management is authorized with the consent of the Supervisory Board to stipulate the other details of the exercise of capital increases out of Approved Capital 2009.”

Article 3, Paragraph 3 of the Articles of Incorporation is deleted.

The previous Paragraphs 4 and 5 of Article 3 of the Articles of Incorporation are now Paragraphs 3 and 4.

d) Filing with the Commercial Register

The Board of Management is instructed to file for the entry of this resolution in the Commercial Register in a way that ensures that the cancellation of the previous Approved/Authorized Capital I and the previous Approved/Authorized Capital II does not take effect without them being replaced by the new Approved Capital 2009 in an amount of up to €1,000,000,000.00.

*****

Reports to the Annual Meeting

Regarding Items 6 and 7 of the Agenda:

Report of the Board of Management on the exclusion of shareholders’ subscription rights and rights to sell shares to the Company in connection with the acquisition and sale of treasury shares pursuant to Section 71, Subsection 1, Sentence 5 in conjunction with Section 186, Subsection 4, Sentence 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz):

Overview

The authorization to acquire treasury shares is intended to allow the Company to continue to acquire treasury shares and to use them in particular to cancel them, to finance the acquisition of companies, to honor stock option plans for its Management, or to use them for employee share programs. The authorization is intended to give the Company maximum flexibility and for the optimization of the buyback also to allow shares to be acquired with the use of derivatives.

Regarding the decision on the application of treasury shares, the Board of Management is guided solely by the interests of the shareholders and of the Company.

Exclusion of subscription rights

The sale of treasury shares is intended to be possible with the exclusion of shareholders’ subscription rights in the following cases:

The authorization under Item 6 of the Agenda is intended, inter alia, to allow the Company to have treasury shares at its disposal in order to offer them as consideration in the context of business combinations or the acquisition of companies or of equity interests in companies. International competition and the globalization of the economy increasingly require this form of consideration.

The authorization proposed here is therefore intended to give the Company the required flexibility to utilize opportunities to acquire companies or equity interests in companies quickly and flexibly. There are no explicit plans for such an application of treasury shares at present. The Board of Management will report to the following Shareholders’ Meeting on any utilization of this authorization.

The stock option plan approved by the Annual Meeting of April 19, 2000 can be serviced with the conditional capital decided upon at that Annual Meeting. The resolution proposed under Item 6 of this year’s Agenda is intended to give the Company the possibility of honoring the stock option plan also with treasury shares, which the Company has acquired previously.

The key points of the stock option plan were approved by the Annual Meeting on April 19, 2000. They can be inspected as an integral part of the notarized minutes of the Annual Meeting of April 19, 2000 at the Commercial Register of the Stuttgart District Court. They can also be seen on the Internet at http://www.daimler.com/ir/am2009.

The decision as to how the options are to be serviced in each individual case is to be made by the responsible boards of the Company; they will be guided solely by the interests of the shareholders and the Company, and will notify the following Shareholders’ Meeting of their decision.

Furthermore, the Company is to be able to issue employee shares to the employees of the Company and its subsidiaries.

In order to facilitate the issue of employee shares, the Company is to be allowed to acquire the necessary treasury shares by means of securities lending, and if required also to use treasury shares to meet the lenders’ claim to repayment.

The Company shall be able to cancel treasury shares without a new resolution by the Shareholders’ Meeting. The cancellation of treasury shares shall be possible following a decision by the responsible boards with a corresponding reduction in the share capital or also without reducing the share capital, in the latter case the proportion of the share capital represented by each share increases accordingly.

Acquisition conditions

In addition to purchasing shares through the stock exchange, the Company is also to be given the opportunity to acquire its own shares through a public offering (tender procedure). This alternative provides that any shareholders of the Company willing to sell can decide how many shares and, if a price range is set, at what price they are willing to offer them. If the volume offered exceeds the number of shares requested by the Company, the acquisition or acceptance can take place with the exclusion of shareholders’ rights to sell shares to the Company in proportion to the number of shares offered. There should be the possibility of preferred acceptance of small offers or small portions of offers of up to a maximum of one hundred shares. This possibility serves to avoid fractional amounts and small residual quantities in the determination of the quota to be acquired and thus facilitates technical processing.

Acquisition using derivatives

Through the resolution of the Annual Meeting proposed under Item 7 of the Agenda, the Board of Management shall be authorized to acquire shares of the Company not only via the stock exchange or in the way of a public offering, but also with the use of derivatives. This additional alternative expands the Company’s ability to structure the acquisition of treasury shares optimally. The Board of Management intends only to apply put options and call options as a supplement to the conventional share buyback and to buy back a maximum of half of the shares that can be acquired under the authorization with the use of derivative financial instruments.

It can be advantageous for the Company to sell put options or to acquire call options instead of directly acquiring shares of the Company.

When selling put options, the Company grants the purchaser of the put options the right to sell shares of the Company to the Company at a price specified in the put options (“exercise price”). As the so-called option writer, the Company is obliged to acquire the number of shares of the Company specified in the put option at the exercise price. As consideration, the Company receives an option premium when it sells the put options, substantially equivalent to the value of the selling right taking into consideration the exercise price, the term of the options and the volatility of Daimler’s share price. If the put options are exercised, the option premium paid by the purchaser of the put options reduces the total consideration paid by the Company for the acquisition of the shares. Exercise of the put options makes financial sense for the holders if the price of Daimler shares is below the exercise price, because the holders can then sell shares to the Company at the higher exercise price. From the Company’s perspective, a share buyback with the use of put options has the advantage that the exercise price is already defined on the date when the options are concluded. However, there is no cash flow until the day of exercise. Furthermore, the price paid by the Company to acquire the shares is below the share price at the time when the options are concluded due to the option premium received by the Company. If the options are not exercised because the share price is above the exercise price on the date of exercise, the Company cannot acquire treasury shares in this way. However, it has the advantage of the option premium it received when the options were sold.

When acquiring call options, in return for the payment of an option premium, the Company receives the right to buy a predefined number of shares at a predefined price (“exercise price”) from the seller of the options, the option writer. The Company thus buys the right to acquire its own shares. Exercise of the call options makes financial sense for the Company if the price of Daimler shares is above the exercise price, because it can then buy the shares from the option writer at the lower exercise price.

The price to be paid for the shares by the Company is the exercise price defined in the respective put options or call options. The exercise price can be higher or lower than the stock-exchange price of Daimler shares at the time when the put options are sold or the call options are acquired. The option premium agreed by the Company on the sale of put options or on the acquisition of call options may not be substantially below (with put options) or substantially above (with call options) the theoretical market value of the respective options on the date of the option sale or purchase calculated with the use of recognized financial mathematical methods; the agreed exercise price is also taken into consideration for the calculation of that theoretical value.

Exclusion of shareholders’ subscription rights and rights to sell shares to the Company with the use of derivatives

Any claims on the part of shareholders to conclude such option transactions with the Company are excluded analogously to Section 186, Subsection 3 of the German Stock Corporation Act (Aktiengesetz). The shareholders also have no claims to conclude option transactions when in connection with the intended acquisition of own shares with the use of derivatives there is a preferred offer for the conclusion of option transactions related to lower numbers of shares. Shareholders have the right to sell shares to the Company only to the extent that the Company is obliged to accept shares from them from option transactions. The specification of the option premium and exercise price as described above prevents shareholders from being disadvantaged in connection with the acquisition of treasury shares with the use of derivatives. As the Company receives or pays a fair market price, the shareholders who are not involved in the option transactions do not lose any value. This is equivalent to the position of shareholders when shares are bought back through the stock exchange, when not all shareholders can actually sell shares to the Company. The equal treatment of shareholders is therefore ensured also by determining a fair market price, in the same way as with a share buyback through the stock exchange. This also complies with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), which states that the exclusion of subscription rights is justified when the shareholders’ financial interests are protected.

Utilization of the authorization to acquire treasury shares and to use derivatives

The Board of Management will notify the next Shareholders’ Meeting about the utilization of the authorization to acquire treasury shares and the use of derivative financial instruments.

Regarding Item 11 of the Agenda:

Report of the Board of Management on the exclusion of subscription rights in connection with the utilization of Approved/Authorized Capital (Genehmigtes Kapital) pursuant to Section 203, Subsection 1 and Subsection 2, Sentence 2 in combination with Section 186, Subsection 4, Sentence 2 and Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz).

Overview

In Item 11 of the Agenda, the Board of Management and the Supervisory Board propose to the Annual Meeting the creation of an Approved Capital 2009 in an amount of up to €1,000,000,000.00.

The new Approved Capital 2009 is to replace the existing Approved/Authorized Capital I and Approved/Authorized Capital II. The latter are to be cancelled to the extent that they have not yet been utilized at the time when such cancellation takes effect. The Company regularly reviews the possibility of strengthening its equity base, quickly and also with the use of approved capital.

Approved Capital 2009

Article 3, Paragraph 2 of the Company’s Articles of Incorporation authorizes the Board of Management with the consent of the Supervisory Board to increase the Company’s share capital in the period until April 8, 2013 by a total of €500,000,000.00 (Approved/Authorized Capital I) in one lump sum or by several partial amounts at different times by issuing new, registered no par value shares in exchange for cash contributions. Furthermore, Article 3, Paragraph 3 of the Articles of Incorporation authorizes the Board of Management with the consent of the Supervisory Board to increase the Company’s share capital in the period until April 8, 2013 by a total of €500,000,000.00 (Approved/Authorized Capital II) in one lump sum or by several partial amounts at different times by issuing new, registered no par value shares in exchange for non-cash contributions. Both Approved/Authorized Capitals include authorizations for the Board of Management with the consent of the Supervisory Board to exclude shareholders’ statutory subscription rights in certain cases described in detail in the authorizations.

In light of current uncertainty concerning ongoing economic developments, it is in the interests of the Company that it has the maximum possible flexibility for its corporate financing. As decisions on covering capital requirements or exercising a strategic option generally have to be made at short notice, it is essential that the Company is capable of acting without undue delay. This need is reflected in German company law by the instrument of approved capital, which can have a volume of 50% of the total share capital.

In order to create enhanced flexibility, the existing separation between Approved/Authorized Capital I only utilizable in exchange for cash contributions and Approved/Authorized Capital II only utilizable in exchange for non-cash contributions is to be cancelled and replaced by a single Approved Capital 2009 of up to €1,000,000,000.00, which in the future is to be available for both cash and non-cash contributions (proposed resolution on Item 11 of the Agenda).

This authorization puts the Company in a position to utilize market opportunities in its various divisions quickly and flexibly, and to cover a capital requirement at short notice if necessary.

In connection with the utilization of Approved Capital 2009, the shareholders generally have subscription rights. The new shares from a cash capital increase can also be acquired by banks or companies pursuant to Section 186, Subsection 5, Sentence 1 of the German Stock Corporation Act (Aktiengesetz) with the obligation to offer them to the shareholders for subscription (so-called indirect subscription right).

However, the Board of Management is to be authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights in the following cases:

•   for residual or fractional amounts

The authorization to exclude subscription rights in the case of residual or fractional amounts serves to obtain a practicable subscription ratio with regard to the amount of the respective capital increase. Without excluding subscription rights for residual or fractional amounts, the technicalities of a capital increase would be made more difficult, especially with a capital increase in a round number. The residual numbers of shares excluded from shareholders’ subscription rights will be either sold on the stock exchange or disposed of in another way to achieve the best possible proceeds for the Company. For these reasons, the Board of Management and the Supervisory Board regard this authorization to exclude subscription rights as appropriate.

•   in the case of capital increases in exchange for non-cash contributions

The Board of Management is also to be authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights in the case of capital increases in exchange for non-cash contributions if this serves the purpose of - also indirectly - acquiring companies, parts of companies, equity interests in companies or other assets connected with an acquisition in return for shares of the Company.

The Company is in competition with other companies and must therefore be in a position at any time to act in the markets quickly and flexibly in the interests of its shareholders. This includes being able to acquire other companies, or parts of companies such as divisions, or individual legal entities important to the company concerned, or equity interests in companies or other assets connected with an acquisition in order to improve its competitive situation. In this context, it is often in the interest of the Company and its shareholders to use shares of the Company to pay for such acquisitions. In light of the increasing consolidation also of those markets in which the Company is active, the Board of Management’s ability to react flexibly is particularly important. General practice and also the Company’s previous experience in its markets show that owners of attractive objects for acquisition often demand voting shares of the acquiring company in return for their interests, in order to have an influence and to participate in the value to be added by the acquisition. Furthermore, it is often in the interests of the Company to bind the previous owner to the company being acquired as a shareholder, and hence to benefit from the previous owner’s knowledge, experience and contacts also after the acquisition.

The proposed authorization is therefore intended to enable the Company to utilize any opportunities offered to acquire companies, parts of companies, equity interests in companies or other assets connected with an intended acquisition, because a capital increase in the case of such an acquisition usually has to be executed quickly and time is too short to wait for a shareholders’ meeting. At the time of exercising the authorization, management will carefully review whether there is a reasonable relationship between the value of the new shares and the value of the consideration, i.e. of the company or part of a company or equity interest in a company or of the other assets connected with an acquisition. The reduction in each shareholder’s relative proportion of the Company’s share capital and relative proportion of the voting rights caused by the exclusion of subscription rights in connection with a capital increase in exchange for non-cash contributions is therefore offset by the fact that the Group’s expansion by way of a strengthened equity base is financed by third parties, and the existing shareholders - though with a lower proportionate share than before - participate in corporate growth that they would have to finance themselves if subscription rights were granted. Due to the Company’s stock exchange listing, each shareholder also has the general possibility to increase his or her proportionate share of the Company’s equity by purchasing additional shares on the stock market.

At present, there are no specific intended acquisitions for which the possibility to carryout a capital increase in exchange for non-cash contributions with the exclusion of subscription rights allowed by the proposed authorization is to be utilized.

If the possibility to acquire companies, parts of companies, equity interests in companies or other assets connected with an intended acquisition becomes explicit, the Board of Management will carefully review whether it should utilize the possibility to issue shares in exchange for non-cash contributions with the exclusion of shareholders’ subscription rights. It will only do so and the Supervisory Board will only grant its consent if, following a careful review, in the view of those boards it is in the interests of the Company and its shareholders to do so. The boards will also consider the fact that the value of the company, parts of a company, equity interest in a company or other assets connected with the intended acquisition must be equivalent to the value of the shares to be issued by the Company and used as consideration.

•   to the extent required in order to grant subscription rights to holders of warrants or holders of convertible bonds or holders of notes with conversion obligations previously issued or to be issued in the future by the Company or its subsidiaries to the extent to which such holders would be entitled upon exercise of their warrants or conversion rights or upon fulfillment of conversion obligations

In order to place bonds more easily in the capital market, their issue conditions usually allow for protection against dilution. One possibility of protecting against dilution is that in an issue of shares in which the shareholders have subscription rights, the owners of warrants or convertible bonds also have the right to subscribe to new shares. They are thus put into a position as if they had already made use of their option or conversion rights or as if the conversion obligations had already been fulfilled. As in this case, protection against dilution does not have to be secured by reducing the option or conversion price, a higher issue price can be achieved for the registered no par value shares to be issued upon exercise of conversion or option rights. This procedure is only possible, however, if the shareholders’ subscription rights are excluded to that degree. As the placement of bonds with conversion and/or option rights or conversion obligations is facilitated by granting appropriate protection against dilution, the exclusion of shareholders’ subscription rights serves the shareholders’ interests in obtaining an optimal finance structure for their company.

•   in the case of shares being issued in exchange for cash contributions at an issue price that is not significantly lower than the stock market price

Furthermore, there shall be the possibility to exclude shareholders’ subscription rights pursuant to Section 203, Subsection 2 in combination with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) in connection with capital increases in exchange for cash contributions when the value of the shares to be issued does not exceed ten percent of the Company’s share capital - neither at the time when this authorization takes effect nor when it is exercised - if the new shares are issued at a price that is not significantly lower than the stock market price of the shares of the Company already listed at the time when the issue price is finally decided upon. This possibility to exclude shareholders’ subscription rights is intended to enable the management to cover its needs for equity capital quickly and flexibly and to utilize favorable stock market situations at short notice. By avoiding the subscription-rights procedure, which is both cost-intensive and time-consuming, the Board of Management is able to react flexibly to favorable market situations. Experience shows that such capital increases lead to higher flows of funds than comparable capital increases with subscription rights for shareholders due to the possibility to act faster, and also allow Daimler to attract new shareholder groups in Germany and abroad. When utilizing the authorization, the Board of Management will keep the discount as low as possible in accordance with the market conditions prevailing at the time of the placement. The divergence from the stock market price at the time of utilizing Approved Capital 2009 will in no case exceed five percent of the stock market price at that time.

The extent of a capital increase for cash contributions with the exclusion of shareholders’ subscription rights pursuant to Section 203, Subsection 2 in combination with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) is also limited to ten percent of the share capital at the time when the authorization takes effect or, if lower, at the time when the authorization is exercised. The proposed resolution calls for this ten-percent limit to include shares issued or to be issued during the period of this authorization with the exclusion of shareholders’ subscription rights under direct or indirect application of Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz). Furthermore, this ten-percent limit is also to include those shares issued to serve subscription rights from warrants and/or convertible bonds, profit participation rights and/ or profit participating bonds (or combinations of these instruments) (hereinafter referred to as “bonds”), provided that the bonds are issued after this authorization takes effect in accordance with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz) with the exclusion of shareholders’ subscription rights. This imputation mechanism, in accordance with the provisions of Section 203, Subsection 2 in combination with Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), reflects the shareholders’ need for protection against the dilution of the asset rights of their old shares and a loss of influence, by as far as possible maintaining their proportionate share of the Company’s share capital also with a combination of capital measures and the sale of treasury shares and/or the issue of bonds. As the issue price for the new shares issued with simplified exclusion of subscription rights must be oriented towards the stock market price and the authorization is only of limited scope, the shareholders are also able to maintain their proportionate share of the Company’s share capital and their proportionate voting rights by purchasing shares on the stock exchange. It is therefore ensured that, in accordance with the legal rationale of Section 186, Subsection 3, Sentence 4 of the German Stock Corporation Act (Aktiengesetz), both the property rights and the voting rights are appropriately maintained when Approved Capital is utilized with the exclusion of subscription rights, while the Company is provided with additional scope for action in the interests of all shareholders.

Utilization of Approved Capital

The Board of Management and the Supervisory Board will in each individual case carefully examine whether or not to make use of one of the authorizations to carry out a capital increase with the exclusion of shareholders’ subscription rights. The possibility will only be utilized if, in the estimation of the Board of Management and the Supervisory Board, it is in the interests of the Company and hence of the shareholders to do so.

Furthermore, the Board of Management will limit the exclusion of shareholders’ subscription rights with the application of Approved Capital 2009 to a total of 20 percent of the share capital. The total exclusion of subscription rights upon the utilization of Approved Capital 2009 may therefore not exceed 20 percent of the issued share capital, neither at the time when the authorization takes effect nor at the time when the authorization is exercised.

The Board of Management will inform the following meeting of the shareholders about any utilization of the Approved Capital.

*****

Note on Item 9 of the Agenda (Resolution on the approval of an intercompany agreement)

The following documents are available to be viewed by the shareholders from the day on which the Annual Meeting is called in the premises of Daimler AG, Mercedesstr. 137/1, 70546 Stuttgart and in the premises of EvoBus GmbH, Vaihinger Str. 131, 70567 Stuttgart, and can be seen on the Internet after the Annual Meeting is called at http://www.daimler.com/ir/hv2009:

•   the control and profit-transfer agreement between Daimler AG and EvoBus GmbH

•   the joint report of the Board of Management of Daimler AG and the management of EvoBus GmbH prepared pursuant to Section 293 a of the German Stock Corporation Act (Aktiengesetz)

•   the annual financial statements and management reports of Daimler AG for the past three financial years

•   the annual financial statements and management reports of EvoBus GmbH for the past three financial years

Upon demand, each shareholder will receive, without delay and free of charge, a copy of the aforementioned documents, which will also be available in the Annual Meeting.

*****

Conditions

For attending the Annual Meeting and for the exercise of voting rights as well as information on shareholders’ rights

Registering to attend the Annual Meeting

Those shareholders are entitled to attend the Annual Meeting and to exercise their voting rights who are listed as shareholders in the Company’s share register on the day of the Annual Meeting and who have notified the Company of their intention to attend the Annual Meeting so that such notification is received by the Company at the latest by 12 p.m. (midnight) CEST on April 3, 2009. Shareholders who are listed as shareholders in the share register can apply:

by post to:

Daimler

Aktionärsservice

Postfach 94 00 01

69940 Mannheim

Germany

by fax to:

+49 (0)69 913 39100

or via the Internet at:

https://register.daimler.com.

Shareholders’ rights relating to attending the Annual Meeting

At February 20, 2009, the Company had issued 964,557,432 shares - thereof 37,116,831 treasury shares, hence each of 927,440,601 shares entitle its holder to one vote. Under certain circumstances defined in the German Stock Corporation Act (Aktiengesetz), shareholders are entitled to request an extension of the agenda. Under the aforementioned conditions (“Registering to attend the Annual Meeting”), they also have the right to attend the Annual Meeting, to request information on the items of the agenda, to submit motions regarding the items of the agenda and regarding the procedure, and to vote at the Annual Meeting either in person or by proxy.

Proxy voting

Shareholders who are listed in the share register have the option of voting through a proxy, for example a bank or a shareholders’ association. Timely notice either by the shareholder or by the proxy of intention to attend is required. We request that our shareholders who vote through a proxy send the relevant forms together with their voting instructions to the proxies of their choice. It is also possible for shareholders present or represented at the Annual Meeting to authorize as proxies other shareholders or shareholders’ representatives present at the Annual Meeting or the official Company proxies to exercise their voting rights.

If a bank is listed in the share register, it can exercise the voting rights for shares that it does not own only if it is authorized to do so by the actual beneficial owner of the shares.

Voting by official Company proxies

As a service, we continue to offer our shareholders who have submitted timely notice to attend the possibility to authorize employees of the Company to vote in accordance with their instructions as their proxies in the Annual Meeting. The Company proxies will follow the instructions they are given when exercising the shareholders’ voting rights; when appointed as proxies, they may only exercise voting rights if express instructions have been given on each item of the agenda.

The proxies and related instructions can be communicated by post, by fax or via the Internet to the same address, fax number or website as stated for registration (see above under “Registering to attend the Annual Meeting”). The authorization of Company proxies is only possible until and including April 3, 2009. However, voting instructions and changes in voting instructions can be communicated until shortly before the beginning of voting on the day of the Annual Meeting, and in any case until 12 noon CEST. Further details are stated in the documents that are sent to the shareholders.

Details of Internet communication

Shareholders who wish to order entrance tickets for the Annual Meeting or to authorize the Company proxies via the e-service for shareholders need their registration data, i.e. their shareholder number and the related access number. This registration data is listed on the reverse side of the letter of invitation, which is sent to the shareholders by post.

Users of the e-service who are already registered can use their self-selected user identification and their self-selected password. Those shareholders who have registered to have the Annual Meeting documents sent by e-mail receive the invitation with the Agenda as a pdf attachment and a link to the Daimler e-service website with the invitation e-mail.

Motions and inquiries from shareholders

Motions and inquiries from shareholders are to be sent to the Company solely at the following addresses:

by post to:

Daimler AG

Investor Relations

HPC 096 – 0324

70546 Stuttgart

Germany

by fax to:

+49 (0)711 17 94075

or by e-mail to:

investor.relations@daimler.com.

We will publish motions and election proposals from shareholders that are to be made accessible and that reach us by 12 p.m. (midnight) CEST on March 24, 2009, without delay after they are received, on the Internet at www.daimler.com/ir/am2009. Any statements of position by the Management will also be published after that date at the same Internet address.

Sending of documents to the shareholders

The Company will send the Agenda of the Annual Meeting to be held on April 8, 2009 and the information on registering and authorizing proxies to the shareholders who are listed in the Company’s share register.

Annual Meeting information on the Internet

Shareholders who are unable to attend the Annual Meeting in person can follow the introductory statements of the Chairman of the Supervisory Board and the speech of the Chairman of the Board of Management on the Internet at www.daimler.com/ir/am2009. Information on the Annual Meeting, and later the voting results, can also be accessed at that Internet address.

The invitation to the Annual Meeting is published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger) of February 27, 2009.

Stuttgart, February 2009

Daimler AG

The Board of Management

Details pursuant to Section 128, Subsection 2 of the German Stock Corporation Act (Aktiengesetz):

Members of the Board of Management of Daimler AG are members of the supervisory boards of the following banks:

Mercedes-Benz Bank AG

Members of the Supervisory Board of Daimler AG are not members of the board of management or employees of any bank.

No bank currently holds an equity interest in Daimler AG that is subject to disclosure pursuant to Section 21 of the German Securities Trading Act (WpHG).

The following banks carried out the most recent issues of securities of Daimler AG in the past five years:

Bayerische Landesbank

Deutsche Bank AG

Landesbank Baden-Württemberg

Société Générale

Daiwa Securities SMBC

Mitsubishi UFJ Securities International

Mizuho Securities

The following banks had a leading function in the consortiums of the benchmark bonds* issued by various subsidiaries of Daimler AG in the past five years:

Bank of America

Barclays Bank plc

Bayerische Landesbank

BNP Paribas

Citigroup

Commerzbank AG/Dresdner Bank A G

Crédit Agricole (CALYON)

Deutsche Bank AG

HSBC Bank plc

J.P. Morgan Securities Ltd.

Landesbank Baden-Württemberg

Royal Bank of Scotland plc/ABN AMRO Bank N.V.

Société Générale

Unicredito (Bayerische Hypo- und Vereinsbank)

* Benchmark bonds are bonds with a volume of at least €750 million.

Internet | Information | Addresses

Information on the Internet. Special information on our shares and earnings development can be found in the “Investor Relations” section of our web-site. It includes the Group’s annual and interim reports, the company financial statements of Daimler AG, and reports to the US Securities and Exchange Commission (SEC). You can also find topical reports, presentations, an overview of various key figures, information on the share price, and other services.

www.daimler.com/investors

Publications for our shareholders:

•   Annual Report (German, English)

•   Form 20-F (English)

•   Interim Reports for the 1st, 2nd and 3rd quarters (German, English)

•   Sustainability Reports (Facts and Magazine) (German, English)

www.daimler.com/ir/reports

The financial statements of Daimler AG were prepared in accordance with German accounting principles and the consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS). Both sets of financial statements were audited by KPMG AG Wirtschaftsprüfungsgesellschaft (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft), and an unqualified audit opinion was rendered thereon. These financial statements were filed with the operator of the electronic version of the German Federal Gazette and were published in the electronic version of the German Federal Gazette.

The aforementioned publications can be requested from:

Daimler AG, Investor Relations, HPC 0324,

70546 Stuttgart, Germany.

The documents can also be ordered by phone or fax using the following number:  +49 711 17 92287

Daimler AG

70546 Stuttgart
Phone	+49 711 17 0
Fax	+49 711 17 22244
www.daimler.com

Investor Relations

Phone	+49 711 17 95277
+49 711 17 92261
+49 711 17 95256
Fax	+49 711 17 94075
ir.dai@daimler.com

Financial Calendar 2009

Annual Press Conference

February 17, 2009

Analysts’ and Investors’ Conference Call

February 17, 2009

Presentation of the Annual Report 2008

February 27, 2009

Annual Meeting

April 8, 2009

10:00 a.m. CEST | 4:00 a.m. EST

Messe Berlin

Interim Report Q1 2009

April 28, 2009

Interim Report Q2 2009

July 29, 2009

Interim Report Q3 2009

October 27, 2009

Daimler AG

Stuttgart, Germany

www.daimler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: March 5, 2009